VIA EDGAR

October 21, 2008

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:                             ArQule, Inc. (the “Company”)

Form 10-K

Filed March 17, 2008

File No. 000-21429

Dear Mr. Riedler:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 29, 2008 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing.  For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Kyowa Hakko Kogyo Co., Ltd. Alliance, page 7

1.             We note that in this section you state that, “Upon commercialization, ArQule will receive double-digit royalties from Kyowa.  We further note that you were granted confidential treatment of the royalty terms of your agreement with Kyowa.  However, the term, “double-digit royalties” is too broad.  Please revise this statement to disclose a more narrow range, such as, “in the low teens”, or, “in the high twenties”.  Further, please disclose the aggregate of all sales milestones, and the duration and termination provisions of the agreement with Kyowa.

In future filings of periodic reports, we will revise the range to read “Upon commercialization, ArQule will receive royalties from Kyowa on net sales of ARQ 197 in percentages in the range of mid-teens to low twenties.”

In light of the early stage of the product candidate’s development, the Company does not believe that disclosing the speculative total sales milestones is material to investors.  Such a number would be based solely on assumptions about future, uncertain events.  If in future periods the Company begins to receive sales milestones, it would include disclosure as part of its MD&A and elsewhere in its Form 10-K and other periodic reports, as appropriate.  The Company believes that its approach is consistent with the position outlined in its request for confidential treatment dated August 7, 2007.

With respect to the comment regarding the duration and termination provisions of the agreement, the term of the agreement is uncertain because the termination date is tied to future events.  The Company believes that disclosing a specific duration or termination date for the agreement is speculative at this point and would not form the basis of meaningful disclosure.  The Company will update the disclosure as these future events become more certain.

With the exception of the specific notice periods for which confidential treatment has been granted, the termination provisions of the agreement are not redacted in Article 13 of the agreement which was filed with the Company’s Form 10-Q for the quarter ended June 30, 2007.  Accordingly, the Company does not believe that additional disclosure is necessary in its Form 10-K.

Hoffman-La Roche Alliance, page 8

2.             We note that you were granted confidential treatment of some terms of your company’s development agreement with Roche.  Please add disclosure here of the material terms of the agreement with Roche, including: whether the agreement is exclusive; the aggregate of the development and sales milestone payments; the option fee amount; the number of candidates that may be licensed; the cost of exercising the option to develop drug candidates; royalty rates, or a range of royalty rates; and the duration and termination provision of the agreement.

                Except as noted below, the Company believes that the information requested by the Staff has been disclosed in all material aspects in various sections of the Form 10-K, or the Staff has granted confidential treatment for such information.  In the Form 10-K, the Company has described that the alliance with Roche includes compounds ARQ 501 and ARQ 171, and that Roche has an option to license ArQule’s E2F-1 program in the field of cancer therapy.  Also, on page 44 of the Form 10-K, the Company disclosed the aggregate amount of milestone payments that it could earn as “up to $276 million.”  The Company does not believe that an itemization of those payments would be consistent with the Commission’s grant of confidential treatment to the Company’s May 7, 2004 request.

The Company will include disclosure, as appropriate, in future periodic financial statements and MD&A’s if it were to recognize additional revenues from the arrangement.

We also note your comment regarding disclosing the duration and termination provisions of the Roche agreement. These events will depend on the results of current, ongoing studies.  In the Form 10-K, the Company disclosed that the development period could extend “until December 2009.”  The Company cannot predict whether Roche will exercise its options under the agreement and thus does not believe that the requested information is material to investors at this time.

Patents and Propriety Rights, page 10

3.             Please disclose expiration details about your material patents.  Alternatively, you may disclose a range of expiration dates for groups of related patents by the same jurisdiction.

In future filings, we will include the requested information with respect to material patents in one of the alternative forms suggested by the Staff.

Intellectual Property Agreements

4.             We note that you filed agreements relating to licensing your intellectual property to other parties for further development and marketing.  However, we note that you did not file any agreements related to the intellectual property you acquired that serves as the basis of the work you are currently conducting.  For example, you disclose on page 11 that you acquired patents relating to ARQ-501 from the Dana-Farber Cancer Institute.  Please disclose all agreements in place related to your acquisition of intellectual property, file each of these agreements and disclose the material terms of these agreements in your 10-K.  If you do not believe that these agreements are material please provide your reasoning for that determination.

The Company is a clinical-stage biotechnology company engaged in the research and development of anti-cancer therapies.  The Company, on an as needed basis, licenses patents and technology that support its research programs.  These license agreements are entered into as part of the Company’s ordinary course of business and, in accordance with Item 601(b)(10) of Regulation S-K, are not required to be filed as “material contracts” except to the extent the Company’s business is “substantially dependent” on such contracts.  The Company will file such agreements when they are, or when they become, material to the Company within the meaning of the above-cited provision of Regulation S-K, either because the Company’s payment obligations under the agreement are material or because the research and development projects covered by the agreements have become material to the Company’s revenues.

*  *  *  *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this letter addresses the Staff’s questions and comments.  I would appreciate receiving any further comments at the Staff’s earliest convenience.  If you have any further comments or would like to discuss any of the Company’s responses, please contact the undersigned at (781) 994-0462.

Sincerely,

/s/ Robert J. Connaughton, Jr.
Robert J. Connaughton, Jr.
Vice President and Chief Corporate Counsel

Cc:  Mr. Michael Rosenthall